Special Shareholder Meeting Results

A special meeting of the funds shareholders was held on March 15, 2001. At that meeting, the funds shareholders approved a change in the funds investment restriction governing investments in real estate. The following votes were cast regarding this matter:

Shares		Shares				Broker
Voted For	Voted Against	Abstentions	Non Votes
2,434,442	   79,657	  37,775	   -